UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   810-202101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                DECEMBER 11, 2012
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810-202101

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         764,227
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    764,227
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             764,227
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     7.0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Scott's Liquid Gold, Inc. ("the company"), 4880 Havana Street, Denver, CO 80239.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $174,039 have been used to effect the purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes. He continues to believe he is the largest unaffiliated shareholder of Scott's Liquid Gold.

     The reporting person submitted a letter to the board of directors, dated December 11, 2012 (see Exhibit #1). In the letter, the reporting person chastises the board for fabricating a far flung assortment of phantasmagoric allegations against the reporting person, in a degraded "bought attorney letter." (See the company's 8-K filing dated December 3, 2012.) The reporting person believes that a truly independently-governed, and self-respecting board would communicate DIRECTLY with its largest outside shareholder, rather than hiring a 3rd party "mercenary" to engage in destructive and demeaning threats, bluster, and brinksmanship. The reporting person further alleges that, besides countenancing charges that the board knows are patently false, even more troublingly, the board has brazenly attempted to coerce and stifle the reporting person, in the legitimate exercise of his First Amendment rights.

     The reporting person believes that the board's disproportionate and exceedingly antagonistic response, to his mere request for a MEETING with the board, evidences that the company's Chairman and CEO, Mark Goldstein, continues to have his yoke fully placed upon the board, maintaining it in a position of being fully subservient, subjugated, and docile to Mr. Goldstein's wishes...with the board's primary imperative being the maintenance of Mr. Goldstein's astonishing 22 year record of self-entrenchment as CEO.

     The reporting person repeats his demand that the board show appropriate accountability, and meet with major outside shareholders, no later than immediately after the closing of the real estate transaction described in the company's Form 8-K dated November 21, 2012, to discuss the appropriate use of the proceeds from said transaction.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the governance, business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated in this (including the letter attached hereto) and previous 13D filings, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on December 11, 2012, the reporting person has sole voting and dispositive power over 764,227 shares of Scott's Liquid Gold, Inc.'s common stock. According to the company's 3rd quarter 2012 Form 10-Q, as of November 9, 2012 there were 10,937,000 common shares outstanding. The reporting person is therefore deemed to own 7.0% of the company's common stock. Transactions effected by the reporting person, since November 21, 2012, were performed in ordinary brokerage transactions, and are indicated as follows:

11/30/12  sold 10,000 shares @ $.3995


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

Exhibit #1:  Letter dated December 11, 2012 to the SLGD Board of Directors


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  12/12/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor